SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2019

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended March 31, 2019, which comprises the balance sheet as of March 31, 2019, the statements of profit or loss and comprehensive income for the three-month period then ended, changes in equity and cash flows for the three-months period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for qualified conclusion on the individual and consolidated interim financial information

As disclosed in the Explanatory Note 8(a), in February 2019 the Company obtained final decisions on the lawsuits which determined the exclusion of VAT tax (ICMS) from the PIS and COFINS tax calculation. As a consequence of those decisions, these lawsuits no longer represent a contingent asset on this period. These decisions include the period of tax calculation from June 2002 to February 2017. For the period ended on March 31, 2019, the Company has recorded the amount of R$ 1,264,677 thousand related to the period of from January 2012 to February 2017. The Company declares that still not have proper information to perform a reliable estimation of the recoverable amount of these tax credits related to the period from June 2002 to December 2011, which also should be accounted for, and that is allocating major efforts to conclude this calculation as soon as possible. Due to this matter, the balance of tax recoverable and the income before taxes can be significantly underestimated by the lack of recognition within “Other operating income” related to the aforementioned period, whose the amount is pending to be measured by the Company. The effects of this matter was not determined.

Qualified conclusion on the individual interim financial information

Based on our review, except by the effects of the matter described in the paragraph basis for qualified conclusion on the individual and consolidated interim financial information, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Qualified conclusion on the consolidated interim financial information

Based on our review, except by the effects of the matter described in the paragraph basis for qualified conclusion on the individual and consolidated interim financial information, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The individual and consolidated interim financial information related to the Statements of added value (DVA) for the three-month period ended March 31, 2019, prepared under the responsibility of the Company´s management, presented herein as supplementary information for IAS 34 purposes, have been subject to review procedures jointly performed with the review of the Company´s interim financial information - ITR. In order to form our conclusion, we assessed whether those statements are reconciled with the interim financial information and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Demonstração do Valor Adicionado. Based on our review, except by the effects of the matter described in the paragraph basis for qualified conclusion on the individual and consolidated interim financial information, nothing has come to our attention that causes us to believe that the statements of added value referred to above were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, May 8, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Statement of financial position

at March 31, 2019

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Mar/2019	Dec/2018	Mar/2019	Dec/2018

Current assets
Cash and cash equivalents	3	6,104,026	5,547,637	2,529,027	2,016,724
Financial investments	4	1,720,058	2,357,613	1,648,738	2,297,566
Trade accounts receivable	5	3,096,226	3,075,218	2,576,349	1,766,418
Inventories	6	8,133,926	8,486,577	5,753,219	6,042,679
Income tax and social contribution	8	408,153	773,952	320,132	306,082
Taxes recoverable		493,223	423,188	232,544	240,905
Dividends and interest on capital	7	892	890	5,155	890
Prepaid expenses		256,454	239,500	187,343	168,271
Related parties	7(b)			31,790	38,044
Derivatives	18.2.1	27,092	27,714	10,795	6,715
Other receivables		604,458	451,578	198,233	161,337

		20,844,508	21,383,867	13,493,325	13,045,631

Non-current assets
Financial investments	4	9,480	9,998
Trade accounts receivable	5	14,016	17,785	14,016	244,080
Advances to suppliers	6	27,627	31,394	27,627	31,394
Taxes recoverable	8	2,506,000	1,369,188	2,505,768	1,368,033
Income tax and social contribution		231,492	241,788	231,492	241,788
Deferred income tax and social contribution	20(b)	1,099,924	1,104,158
Judicial deposits		168,647	169,536	157,647	158,612
Related parties	7(b)			1,038	19,481
Insurance claims		64,950	63,054	64,950	63,054
Derivatives	18.2.1	18,218	46,664
Other receivables		180,666	189,724	127,268	143,864
Investments	9	65,592	65,954	9,430,568	8,762,057
Property, plant and equipment	10	31,631,950	31,759,890	15,716,556	15,950,334
Intangible assets	11	2,729,517	2,740,982	2,498,583	2,509,778
Right of use of assets	12	1,844,667		1,041,578

		40,592,746	37,810,115	31,817,091	29,492,475

Total assets		61,437,254	59,193,982	45,310,416	42,538,106

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of financial position

at March 31, 2019

All amounts in thousands of reais

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Mar/2019	Dec/2018	Mar/2019	Dec/2018

Current liabilities
Trade payables	13	8,246,622	8,341,252	8,029,320	8,259,259
Borrowings	14	690,148	737,436	169,304	128,132
Braskem Idesa borrowings	15	10,317,988	10,504,592	-	-
Debenture	16	28,001	27,732	-	-
Derivatives	18.2.1	56,152	70,305	56,152	70,198
Payroll and related charges		433,970	645,396	320,699	485,800
Taxes payable	19	480,553	432,005	449,100	392,573
Income tax and social contribution		51,714	419,320	22,248	31,429
Dividends		674,807	672,395	672,272	672,294
Advances from customers		280,399	153,264	215,010	133,002
Leniency agreement	22.3	295,218	288,123	237,841	230,356
Sundry provisions	21	135,337	191,536	111,462	137,424
Accounts payable to related parties	7(b)	-	-	329,512	613,085
Other payables		513,494	623,007	151,622	154,885
Lease	17	286,097	9,767	186,535	625

		22,490,500	23,116,130	10,951,077	11,309,062

Non-current liabilities
Trade payables	13	12,003	273,264	12,003	273,264
Borrowings	14	24,560,446	24,160,720	2,400,653	2,148,993
Debenture	16	262,418	266,777	-	-
Derivatives	18.2.1	121,962	161,694	121,962	161,694
Taxes payable	19	94,384	85,904	93,940	85,136
Accounts payable to related parties	7(b)	-	-	20,283,017	19,200,324
Loan to non-controlling shareholders of Braskem Idesa		2,222,293	2,183,830	-	-
Deferred income tax and social contribution	20(b)	529,952	324,908	257,141	56,395
Post-employment benefits		206,319	206,373	90,679	90,679
Provision for losses on subsidiaries		-	-	83,418	99,918
Contingencies	22.1	985,204	965,317	974,213	954,538
Leniency agreement	22.3	900,392	1,154,879	900,392	1,154,879
Sundry provisions	21	233,577	233,006	208,337	207,907
Other payables		59,495	59,145	7,092	6,007
Lease	17	1,563,943	90,790	859,172	1,665

		31,752,388	30,166,607	26,292,019	24,441,399

Shareholders' equity	23
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		4,673,220	4,673,220	4,673,220	4,673,220
Equity valuation adjustments		(5,866,225)	(6,111,408)	(5,866,225)	(6,111,408)
Treasury shares		(49,819)	(49,819)	(49,819)	(49,819)
Accumulated losses		1,034,492	-	1,034,492	-

Total attributable to the Company's shareholders		8,067,320	6,787,645	8,067,320	6,787,645

Non-controlling interest in subsidiaries		(872,954)	(876,400)	-	-

		7,194,366	5,911,245	8,067,320	6,787,645

Total liabilities and shareholders' equity		61,437,254	59,193,982	45,310,416	42,538,106

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of profit or loss

at March 31, 2019

All amounts in thousands of reais

			Consolidated		Parent company
	Note	Mar/2019	Mar/2018	Mar/2019	Mar/2018

Net revenue	25	12,977,953	13,028,800	9,433,640	9,251,273
Cost of products sold	28	(11,216,343)	(10,327,132)	(8,577,037)	(7,925,740)

		1,761,610	2,701,668	856,603	1,325,533

Income (expenses)
Selling and distribution	28	(431,078)	(373,997)	(244,139)	(230,075)
(Loss) reversals for impairment of trade accounts receivable	28	(16,511)	6,479	(12,745)	6,564
General and administrative	28	(378,792)	(308,830)	(260,716)	(225,237)
Research and development	28	(48,976)	(38,926)	(27,573)	(25,679)
Results from equity investments	9(c)	(3,378)	42	538,175	835,878
Other income (expenses), net	26	1,125,349	(72,399)	1,063,056	(82,982)

		2,008,224	1,914,037	1,912,661	1,604,002

Financial results	27
Financial expenses		(780,206)	(670,945)	(639,563)	(347,752)
Financial income		198,579	103,965	148,169	87,730
Exchange rate variations, net		(249,214)	79,985	(254,479)	(265,192)

		(830,841)	(486,995)	(745,873)	(525,214)

Profit before income tax and social contribution		1,177,383	1,427,042	1,166,788	1,078,788

Current and deferred income tax and social contribution	20(a)	(160,891)	(276,020)	(139,216)	(25,197)

Profit for the period		1,016,492	1,151,022	1,027,572	1,053,591

Attributable to:
Company's shareholders		1,027,572	1,053,591	-	-
Non-controlling interest in subsidiaries		(11,080)	97,431

Profit for the period		1,016,492	1,151,022

					Parent company
				Mar/2019	Mar/2018
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
at the end of the period (R$)	24
Earnings per share - common				1.2914	1.3241
Earnings per share - preferred shares class "A"				1.2914	1.3242
Earnings per share - preferred shares class "B"				0.6057	0.5503

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

at March 31, 2019

All amounts in thousands of reais, except earnings or loss per share                                                                                                                                                                              Continued

			Consolidated		Parent company
	Note	Mar/2019	Mar/2018	Mar/2019	Mar/2018

Profit for the period		1,016,492	1,151,022	1,027,572	1,053,591

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		42,513	59,999	60,495	(9,700)
Income tax and social contribution - cash flow hedge		(15,174)	(17,612)	(20,568)	3,298
Fair value of cash flow hedge - Braskem Idesa				(13,487)	52,274
Income tax and social contribution cash flow hedge - Braskem Idesa				4,046	(15,682)
Fair value of cash flow hedge from jointly-controlled		277	686	277	686
		27,616	43,073	30,763	30,876

Exchange variation of foreign sales hedge	18.3(a.i)	(144,225)	(87,693)	(144,225)	(87,693)
Sales Hedge - transfer to profit or loss	18.3(a.i)	261,465	247,353	261,465	247,353
Income tax and social contribution on exchange variation		(39,861)	(54,284)	(39,861)	(54,284)
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	159,945	694,110	119,959	520,583
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	60,811	46,934	45,608	35,200
Income tax on exchange variation - Braskem Idesa		(66,227)	(222,313)	(49,670)	(166,735)
		231,908	624,107	193,276	494,424

Foreign subsidiaries currency translation adjustment		7,424	(170,595)	25,926	(108,006)

Total		266,948	496,585	249,965	417,294

Items that will not be reclassified to profit or loss
Long term incentive plan, net of taxes		2,161		2,120

Total		2,161		2,120

Total comprehensive income for the period		1,285,601	1,647,607	1,279,657	1,470,885

Attributable to:
Company's shareholders		1,279,657	1,470,885
Non-controlling interest in Braskem Idesa		5,944	176,722

Total comprehensive income for the period		1,285,601	1,647,607

The notes are an integral part of the financial statements.

.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

												Parent company and Consolidated
										Parent company		Consolidated
	Attributed to shareholders' interest
			Revenue reserves							Total
						Additional	Equity			Braskem	Non-controlling	Total
		Capital	Legal	Tax	Retention	dividends	valuation	Treasury	Retained	shareholders'	interest in	shareholders'
	Capital	reserve	reserve	incentive	of profits	proposed	adjustments	shares	earnings	interest	subsidiaries	equity

At December 31, 2017	8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)	-	6,517,851	(827,501)	5,690,350

Comprehensive income for the period:	-	-	-	-	-	-	-	-	-		-
Profit for the period	-	-	-	-	-	-	-	-	1,053,591	1,053,591	97,431	1,151,022
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	-	-	494,424	-	-	494,424	129,683	624,107
Fair value of cash flow hedge, net of taxes	-	-	-	-	-	-	30,876	-	-	30,876	12,197	43,073
Foreign subsidiaries currency translation adjustment	-	-	-	-	-	-	(108,006)	-	-	(108,006)	(62,589)	(170,595)
	-	-	-	-	-	-	417,294	-	1,053,591	1,470,885	176,722	1,647,607

Equity valuation adjustments:										-
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	-	-	(6,679)	-	6,679	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	-	-	-	-	-	-	(241)	-	241	-	-	-
Fair value adjustments of trade accounts receivable	-	-	-	-	-	-	(437)	-	-	(437)	-	(437)
	-	-	-	-	-	-	(7,357)	-	6,920	(437)	-	(437)
Contributions and distributions to shareholders:
Additional dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	(1,413)	(1,413)
	-	-	-	-	-	-	-	-	-	-	(1,413)	(1,413)

At March 31, 2018	8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,243,943)	(49,819)	1,060,511	7,988,299	(652,192)	7,336,107

At December 31, 2018	8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(6,111,408)	(49,819)	-	6,787,645	(876,400)	5,911,245

Comprehensive income for the period:
Profit for the period	-	-	-	-	-	-	-	-	1,027,572	1,027,572	(11,080)	1,016,492
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	-	-	193,276	-	-	193,276	38,632	231,908
Fair value of cash flow hedge, net of taxes	-	-	-	-	-	-	30,763	-	-	30,763	(3,147)	27,616
Foreign currency translation adjustment	-	-	-	-	-	-	25,926	-	-	25,926	(18,502)	7,424
	-	-	-	-	-	-	249,965	-	1,027,572	1,277,537	5,903	1,283,440

Equity valuation adjustments:										-
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	-	-	(6,679)	-	6,679	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	-	-	-	-	-	-	(241)	-	241	-	-	-
Long term incentive plan, net of taxes	-	-	-	-	-	-	2,120	-	-	2,120	41	2,161
Fair value adjustments of trade accounts receivable	-	-	-	-	-	-	18	-	-	18	-	18
	-	-	-	-	-	-	(4,782)	-	6,920	2,138	41	2,179
Contributions and distributions to shareholders:										-
Additional dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	(2,498)	(2,498)
	-	-	-	-	-	-	-	-	-	-	(2,498)	(2,498)

At March 31, 2019	8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(5,866,225)	(49,819)	1,034,492	8,067,320	(872,954)	7,194,366

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at March 31, 2019

All amounts in thousands of reais

		Consolidated			Parent company
	Note	Mar/2019	Mar/2018		Mar/2019	Mar/2018

Profit before income tax and social contribution		1,177,383	1,427,042		1,166,788	1,078,788
		-	-		-	-
Adjustments for reconciliation of profit		-	-		-	-
Depreciation, amortization and depletion		861,707	739,952		563,685	505,625
Results from equity investments	9(c)	3,378	(42)		(538,175)	(835,878)
Interest foreign exchange gain/losses		762,040	501,034		738,977	449,432
Reversal of provisions		(352,843)	-		(352,843)	-
PIS and COFINS credits - exclusion of ICMS from the calculation basis		(1,264,677)	-		(1,264,677)	-
(Loss) reversals for impairment of trade accounts receivable		16,511	(6,479)		12,745	(6,564)
Provision for losses and write-offs of long-lived assets		2,839	4,547		367	838

		1,206,338	2,666,054		326,867	1,192,241

Changes in operating working capital
Trade accounts receivable		1,178	(36,806)		(608,812)	(867,219)
Inventories		364,639	183,523		280,033	(59,178)
Taxes recoverable		499,838	747,471		146,254	376,023
Prepaid expenses		1,355	12,264		(19,072)	2,050
Other receivables		(140,716)	(85,871)		1,406	(41,461)
Trade payables		(87,701)	354,483	0	(180,360)	1,056,489
Taxes payable		(383,150)	(675,139)		56,555	(224,593)
Advances from customers		124,904	(128,923)		82,008	(105,768)
Leniency agreement	22.3	(278,034)	(267,985)		(278,034)	(267,985)
Sundry provisions		(35,439)	(37,525)		(5,857)	514
Other payables		(299,885)	(193,059)		(152,691)	(215,276)

Cash generated (used) from operations		973,327	2,538,487		(351,703)	845,837

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)		668,762	(103,135)		678,365	(98,454)

Cash generated from operations and handling of financial investments		1,642,089	2,435,352		326,662	747,383

Interest paid		(534,325)	(452,667)		(3,402)	(40,443)
Income tax and social contribution paid		(63,465)	(181,927)		(14,705)	(141,918)

Net cash generated from operating activities		1,044,299	1,800,758		308,555	565,022

Proceeds from the sale of fixed and intangible assets		69	977		69	(38,321)
Funds received in the investments' capital reduction		-	2,254		-	2,254
Acquisitions to property, plant and equipment and intangible assets		(456,099)	(404,498)		(239,426)	(266,409)
Premium in the dollar put option		-	(2,082)		-	(2,082)

Net cash used in investing activities		(456,030)	(403,349)		(239,357)	(304,558)

Short-term and Long-term debt
Acquired		298,187	645,461		266,398	317,540
Payments		(63,898)	(2,206,563)		(26,626)	(611,169)
Braskem Idesa borrowings
Payments		(211,767)	(173,747)		-	-
Related parties
Acquired		-	-	0	949,958	164
Payments		-	-		(686,233)	(121,326)
Lease		(96,572)	-		(60,370)	-
Dividends paid		(22)	(34)		(22)	(34)

Net cash generated (used) in financing activities		(74,072)	(1,734,883)		443,105	(414,825)

Exchange variation on cash of foreign subsidiaries		42,192	(24,367)		-	-

Increase (decrease) in cash and cash equivalents		556,389	(361,841)		512,303	(154,361)

Represented by
Cash and cash equivalents at the beginning of the period		5,547,637	3,775,093		2,016,724	1,953,056
Cash and cash equivalents at the end of the period		6,104,026	3,413,252		2,529,027	1,798,695

Increase (decrease) in cash and cash equivalents		556,389	(361,841)		512,303	(154,361)

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at March 31, 2019

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Mar/2019	Mar/2018	Mar/2019	Mar/2018
	2.4		Restated		Restated
Revenue		16,638,084	15,523,095	12,986,032	11,690,647
Sale of goods, products and services		15,409,639	15,485,582	11,853,770	11,692,161
Other income (expenses), net		1,243,087	37,496	1,142,940	(8,078)
(Provision) reversal for doubtful accounts		(14,642)	17	(10,678)	6,564
Inputs acquired from third parties		(12,229,706)	(11,421,098)	(9,699,103)	(9,100,019)
Cost of products, goods and services sold		(11,686,533)	(10,911,956)	(9,361,761)	(8,734,479)
Material, energy, outsourced services and others		(553,584)	(487,652)	(355,726)	(354,863)
Gain (impairment) of assets		10,411	(21,490)	18,384	(10,677)
Gross value added		4,408,378	4,101,997	3,286,929	2,590,628

Depreciation, amortization and depletion		(861,707)	(739,952)	(563,685)	(505,625)

Net value added produced by the Company		3,546,671	3,362,045	2,723,244	2,085,003

Value added received in transfer		195,219	104,026	703,558	923,627
Results from equity investments		(3,378)	42	538,175	835,878
Financial income		198,579	103,965	165,365	87,730
Other		18	19	18	19

Total value added to distribute		3,741,890	3,466,071	3,426,802	3,008,630

Personnel		462,641	352,438	303,020	250,700
Direct compensation		378,981	281,529	241,639	194,484
Benefits		66,129	55,546	44,115	40,343
FGTS (Government Severance Pay Fund)		17,531	15,363	17,266	15,873

Taxes, fees and contribuitions		1,159,084	1,303,247	1,123,255	1,033,584
Federal		542,827	680,750	516,787	425,727
State		600,322	602,622	600,322	602,538
Municipal		15,935	19,875	6,146	5,319

Remuneration on third parties' capital		1,103,673	659,364	972,955	670,755
Financial expenses		1,019,269	590,960	902,012	611,269
Rentals		84,404	68,404	70,943	59,486

Remuneration on own capital		1,016,492	1,151,022	1,027,572	1,053,591
Profit for the period		1,027,572	1,053,591	1,027,572	1,053,591
Non-controlling interest in subsidiaries		(11,080)	97,431	-	-
		-	-	-	-
Value added distributed		3,741,890	3,466,071	3,426,802	3,008,630

The notes are an integral part of the financial statements.

Braskem S.A.

Notes to the consolidated and parent company

quarterly information at March 31, 2019

All amounts in thousands of reais, unless otherwise stated

1.               Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

As per the Material Fact notice dated June 15, 2018, Braskem was informed by Odebrecht S.A. of the start of negotiations with LyondellBasell, a publicly held corporation based in Rotterdam, for a potential transaction involving the transfer to LyondellBasell of all shares held by Odebrecht S.A. in the capital stock of Braskem. Said negotiations are still ongoing.

2.               Accounting policies

Except for the changes stemming from the adoption of the new standards (Note 2.3), the accounting policies were applied consistently in the preparation of this quarterly information.

2.1            Basis of preparation and presentation of quarterly information

This Quarterly Information includes the period ended March 31, 2019 and should be read together with the financial statements of Braskem as of December 31, 2018, prepared and presented (i) in the consolidated, in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with the accounting practices adopted in Brazil, in compliance with Federal Law 6,404/76, as amended, and with the standards issued by CPC.

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2018 financial statements.

The issue of these financial statements was authorized by the Executive Board on May 07, 2019.

Braskem S.A.

Notes to the consolidated and parent company

quarterly information at March 31, 2019

All amounts in thousands of reais, unless otherwise stated

2.1.1        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 (R1) and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared ans is being presented in accordance with CPC pronouncement.

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

(a)             Consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and the following entities:

	Total and voting interest - %
	Headquarters	Mar/2019	Dec/2018
Direct and Indirect subsidiaries
BM Insurance Company Limited ("BM Insurance")	Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)	EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)	Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	Brazil	63.68	63.66
Distribuidora de Água Camaçari S.A. ("DAC")	Brazil	63.68	63.66
Lantana Trading Co. Inc. (“Lantana”)	Bahamas	100.00	100.00
		-	-
Specific Purpose Entity ("SPE")		-	-
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	Brazil	100.00	100.00

Braskem S.A.

Notes to the consolidated and parent company

quarterly information at March 31, 2019

All amounts in thousands of reais, unless otherwise stated

2.2            Foreign and functional currency

(a)        Functional and presentation currency

The functional and presentation currency of the Company is the real, unless if stated otherwise.

(b)             Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Parent Company, as follows:

Functional currency

Subsidiaries
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso

(c)             Exchange variation effects

The effects from exchange variation on transactions of the Company result mainly from the variation in the rates of the following currencies:

	End of period rate			Average rate
	Mar/2019	Dec/2018	Variation	Mar/2019	Mar/2018	Variation
U.S. dollar - Brazilizan real	3.8967	3.8748	0.57%	3.7684	3.2433	16.19%
Euro - Brazilizan real	4.3760	4.4390	-1.42%	4.2802	3.9866	7.36%
Mexican peso - Brazilizan real	0.2009	0.1972	1.88%	0.1963	0.1732	13.33%
U.S. dollar - Mexican peso	19.4059	19.6655	-1.32%	19.2067	18.7394	2.49%
U.S. dollar - Euro	0.8905	0.8729	2.01%	0.8804	0.8134	8.24%

2.3            Changes to the main accounting policies

(a)             IFRS 16 / CPC 06 (R2) – Leases

For the transition, the Company used the modified retrospective approach, i.e., it applied the requirements of the commercial lease standard to all existing agreements on the initial adoption date, i.e. January 1, 2019. Therefore, the information and balances were not restated for comparison purposes.

As from the date of first-time adoption, on January 1, 2019, leases are recognized as right-of-use asset and a corresponding liability on the date the leased asset becomes available to the Company. Each payment is allocated between the lease liability and the financial cost. In each period, the financial cost of the lease liability is registered in the profit or loss during the enforceable term of the agreement, using a constant interest rate on the remaining balance of liabilities. The right-of-use asset is depreciated using the straight-line method considering the shortest period between the useful life of the asset and the enforceable term of the agreement.

By determining the enforceable term of the lease, the management considers all facts and circumstances that create an economic incentive to exercising the extension option or not exercising the option of early termination.

Upon adopting IFRS 16 / CPC 06 (R2), the Company recognized the lease liabilities for agreements previously classified as "operational leases," in accordance with IAS 17 / CPC 06 (R1). Until the financial statements of 2018, the payments of these leases, net of any incentives received from the lessor, were recognized in the profit or loss of the agreement period.

Braskem S.A.

Notes to the consolidated and parent company

quarterly information at March 31, 2019

All amounts in thousands of reais, unless otherwise stated

For leases previously classified as “financial leases,” the Company recognized lease assets and liabilities considering the amount immediately prior to the date of first-time adoption.

On the date of first-time adoption, assets and liabilities deriving from lease agreements were measured at their present value, considering the payments remaining for each agreement, less the incremental borrowing rate on January 1, 2019. The weighted average incremental rate applied on the date of first-time adoption was 6.25% p.a. The lease liabilities consider the net present value of the following lease payments:

•          Fixed payments, net of any incentive received;

•          Variable payments based on rates or indexes;

•          Expected amounts payable by the lessee for the guaranteed residual amount;

•          Exercise price of a call option; if it is reasonably certain that the lessee will exercise such option; and

•          Payments of fines for termination of the lease agreement if the contractual terms reflect lessee's exercise option.

Consolidated

Commitments of operating leases as of December 31, 2018	2,276,401

Lease liability recognized on January 1, 2019
Lease commitments discounted at the incremental rate on the date of initial application	1,899,677
(Plus) Financial leases as of December 31, 2018	100,557
(Minus): short-term leases recognized immediately in profit or loss	(89,476)
Total	1,910,758

Right-of-use assets were measured by the same value of the lease liabilities, adjusted for any amount of early payments and provisions for lease payments related to the agreement recognized on January 1, 2019. There were no burdensome lease agreements that required adjustment at the right-of-use asset on the date of first-time adoption.

Upon first-time adoption of the rule, the Company used the following practical expedients provided for in IFRS 16 / CPC 06 (R2):

•        Did not revaluate whether the contract is or contains any lease on the initial adoption date. Instead, we applied the rule to agreements that have been previously identified as leases;

•        Opted not to separate non-lease components from lease components, considering them, therefore, as a single lease component;

•        Did not record contracts which, on the date of first-time adoption, will end within 12 months;

•        Did not record low-value agreements (R$30 for companies in Brazil or US$ 10 for subsidiaries abroad), in accordance with the policy defined by the Management;

Braskem S.A.

Notes to the consolidated and parent company

quarterly information at March 31, 2019

All amounts in thousands of reais, unless otherwise stated

•        Excluded the initial costs with measuring the asset from the right of use on the initial adoption date;

•        Used late perception, such as determining the term of the lease, if the contract contains options to postpone or terminate the lease, among others; and

•        Applied a single discount rate to the lease portfolio with reasonably similar characteristics (such as leases with similar remaining lease terms, for a similar class of underlying asset in a similar economic environment and similar financing currencies – “portfolios”).

(b)             IFRIC 23 – Uncertainty on Income Tax Treatment (ICPC 22 – Uncertainty on Income Tax Treatments)

The new interpretation establishes requirements for recognition and measurement in situations where the Company has determined, during the process of calculating taxes on net income (income tax and social contribution), the use of tax treatments that could be construed as uncertain and, therefore, could be questioned by the tax authorities.

The Company concluded the analyses on the adoption of this standard and did not identify impacts on the quarterly information.

2.4       Restatement of the Statement of Value Added

The amounts corresponding to the Statement of Value Added for the period ended March 31, 2018 are restated in compliance with CPC 23 (IAS 8) – Accounting policies, changes in accounting estimates and errors and with CPC 21 (R1) (IAS 34) – Interim financial reporting, for better comparability and presentation of the amounts. The restatement is in the items “Cost of products, goods and services” (previously understated), and “Federal taxes, fees and contributions” (previously overstated) in the amounts of R$536,191 in the consolidated and R$382,921 in the Parent Company, as well as the respective aggregate items.

3                 Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2018 annual financial statements of the Company, in Note 5.

		Consolidated
		Mar/2019	Dec/2018

Cash	(i)	2,264,803	2,228,964
Cash equivalents:	-
Domestic market	-	2,254,533	1,754,561
Foreign market	-	1,584,690	1,564,112
Total		6,104,026	5,547,637

(i)        On March 31, 2019, it includes cash of R$1,029,917 (R$963,357 on December 31, 2018) of the subsidiary Braskem Idesa, available for its exclusive use.

Braskem S.A.

Notes to the consolidated and parent company

quarterly information at March 31, 2019

All amounts in thousands of reais, unless otherwise stated

4                 Financial investments

The information on financial investments was presented in the 2018 annual financial statements of the Company, in Note 6.

		Consolidated
		Mar/2019	Dec/2018
Amortized cost
Time deposit investments	-	40,287	49,630
Fair value through profit or loss	-
Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s	(i)	1,607,371	2,247,272
Restricted funds investments	(ii)	9,480	9,998
Other	-	72,400	60,711
Total	-	1,729,538	2,367,611
	-
Current assets	-	1,720,058	2,357,613
Non-current assets	-	9,480	9,998
Total	-	1,729,538	2,367,611

(i)    Refers to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have original maturity above three months, immediate liquidity on the secondary market and Management expects them to be realized in the short term.

(ii)  Restricted funds represent bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”), and their use is related to the fulfillment of the contractual obligations of the debentures.

5                 Trade accounts receivable

The information on trade accounts receivable was presented in the 2018 annual financial statements of the Company, in Note 7.

	Consolidated		Parent Company
	Mar/2019	Dec/2018	Mar/2019	Dec/2018
Customers
Domestic market	1,247,356	1,425,444	1,207,992	1,387,814
Foreign market	2,111,154	1,901,184	1,610,791	840,423
Allowance for doubtful accounts	(248,268)	(233,625)	(228,418)	(217,739)
Total	3,110,242	3,093,003	2,590,365	2,010,498

Current assets	3,096,226	3,075,218	2,576,349	1,766,418
Non-current assets	14,016	17,785	14,016	244,080
Total	3,110,242	3,093,003	2,590,365	2,010,498

The following table shows the Company’s expected credit loss:

			Consolidated		Parent Company
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts

Stage 1 (Performing)	Operation risk 1	No risk	2,213,366		1,860,095
	Operation risk 2	No risk	646,868		573,188
	Operation risk 3	0.24%	210,929	506	128,303	308
	Operation risk 4	0.57%	29,904	170	24,184	138
	Operation risk 5	0%	274	274	274	274
			3,101,341	951	2,586,044	720

Stage 2 (Significant Increase in Loss Risk)	1st Renegotiation lower than 24 months	24% ou 100%	2,914	699	2,751	660
	2nd Renegotiation greater than 24 months	91% or 100%	2,457	2,457	2,457	2,457
	Legal	0%	172,134	172,134	172,267	172,267
			177,505	175,290	177,475	175,384

Stage 3 (No payment performance - Indicative of impairment)
	Between 90 and 180 days	50% or 100%	15,274	7,637	5,900	2,950
	Above 180 days	0%	64,390	64,390	49,364	49,364
			79,664	72,027	55,264	52,314

Total			3,358,510	248,268	2,818,783	228,418

Braskem S.A.

Notes to the consolidated and parent company

quarterly information at March 31, 2019

All amounts in thousands of reais, unless otherwise stated

6                 Inventories

The information on inventories was presented in the 2018 annual financial statements of the Company, in Note 8.

		Consolidated		Parent company
		Mar/2019	Dec/2018	Mar/2019	Dec/2018

Finished goods	-	5,134,671	5,542,220	3,322,836	3,672,001
Raw materials, production inputs and packaging	-	1,346,783	1,578,523	1,086,794	1,291,921
Maintenance materials	-	503,118	465,684	202,074	185,087
Advances to suppliers	-	63,695	93,445	55,856	86,965
Imports in transit	-	1,113,286	838,099	1,113,286	838,099
Total	-	8,161,553	8,517,971	5,780,846	6,074,073
	-
Current assets	-	8,133,926	8,486,577	5,753,219	6,042,679
Non-current assets	-	27,627	31,394	27,627	31,394
Total	-	8,161,553	8,517,971	5,780,846	6,074,073

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

7                 Related parties

The information concerning related parties was presented in the 2018 annual financial statements of the Company, in Note 9.

(a)             Consolidated

								Consolidated
	Balances at March 31, 2019					Balances at December 31, 2018
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies
	Odebrecht and				Odebrecht and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
Balance sheet	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	19,539	12,558	3,960	36,057		20,119	2,687	22,806
Inventories	60,224	1,896		62,120	8,665	30,193		38,858
Dividends and interest on capital			892	892			890	890
Total assets	79,763	14,454	4,852	99,069	8,665	50,312	3,577	62,554

Liabilities
Current
Trade payables	14,763	137,889		152,652	16,851	160,324		177,175
Payable notes	58			58
Other payables	133	709	1,578	2,420	2,841	484		3,325
Total liabilities	14,954	138,598	1,578	155,130	19,692	160,808		180,500

	Tree-month period ended March 31, 2019					Tree-month period ended March 31, 2018
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies
	Odebrecht and				Odebrecht and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total

Transactions
Sales of products		236,201	129,856	366,057		391,989	183,663	575,652
Purchases of raw materials, finished goods
services and utilities	157,107	3,198,603		3,355,710	62,183	3,161,465	1,929	3,225,577
Financial income (expenses), net	180	(2)	(17)	161	99	(34)		65
Other income	100			100
General and administrative expenses
Post-employment benefits plan ("EPE")
Odebrecht Previdência Privada ("Odeprev")			8,673	8,673			7,622	7,622

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(b)            Parent Company

	Balances at March 31, 2019
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE
							Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and		FIM Júpiter
Balance sheet	Inc.	Holanda	Holanda Inc	America	Argentina	Other	and associates	subsidiaries	Other	and Netuno	Total
Assets
Current
Cash and equivalents										1,861,507	1,861,507
Financial investments										1,607,371	1,607,371
Trade accounts receivable		948,363		145,635	88,494	37,538	19,539	12,558	3,960		1,256,087
Inventories							60,224	1,896			62,120
Dividends and interest on capital						4,263			892		5,155
Related parties
Loan agreements			18,722								18,722
Other receivables		2,348		59	1	10,660					13,068

Non-current
Related parties
Loan agreements						1,038					1,038
Total assets		950,711	18,722	145,694	88,495	53,499	79,763	14,454	4,852	3,468,878	4,825,068

Liabilities
Current
Trade payables		6,971,279		1		12,334	15,957	137,889			7,137,460
Accounts payable to related parties
Advance to export			308,947	4,572							313,519
Other payables	14,963					972	58				15,993
Other		9,060				4,129	133	709	1,578		15,609

Non-current
Accounts payable to related parties
Advance to export			19,959,591	323,426							20,283,017
Total liabilities	14,963	6,980,339	20,268,538	327,999		17,435	16,148	138,598	1,578		27,765,598

	Three-month period ended March 31, 2019
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE
							Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and		FIM Júpiter
	Inc	Holanda	Holanda Inc	America	Argentina	Other	and associates	subsidiaries	Other	and Netuno	Total
Transactions
Sales of products		1,117,098		223,914	51,100	40,582		236,201	129,856		1,798,751
Purchases of raw materials, finished products
services and utilities		2,978,408		44		40,413	157,101	3,198,603			6,374,569
Financial income (expenses), net	193	(53,003)	(527,980)	(6,420)	813	494	180	(2)	(17)	46,086	(539,656)
Other income							100				100
General and administrative expenses - Odeprev									8,673		8,673

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

	Balances at December 31, 2018
	Associates companies, Jointly-controlled investment and Associates companies							Related companies			SPE
								Odebrecht and
	Braskem	Braskem	Braskem		Braskem	Braskem		subsidiaries	Petrobras and		FIM Júpiter
Balance sheet	Inc.	Holanda	Holanda Inc		America	Argentina	Other	and associates	subsidiaries	Other	and Netuno	Total
Assets
Current
Cash and equivalents											1,323,799	1,323,799
Financial investments											2,247,271	2,247,271
Trade accounts receivable					25,053	105,483	27,670		20,119			178,325
Inventories								8,665	30,193			38,858
Dividends and interest on capital										890		890
Related parties	193	1,143			26,524	1	10,183					38,044

Non-current
Trade accounts receivable		245,765										245,765
Related parties
Loan agreements	18,449						1,032					19,481
Total assets	18,642	246,908			51,577	105,484	38,885	8,665	50,312	890	3,571,070	4,092,433

Liabilities
Current
Trade payables		6,847,872					24,484	14,759	160,324			7,047,439
Accounts payable to related parties
Advance to export			585,873		10,739							596,612
Other payables	14,879	35			445		1,114					16,473
Other		20,612						2,841	484			23,937

Non-current
Accounts payable to related parties
Advance to export			18,878,716	##	321,608							19,200,324
Total liabilities	14,879	6,868,519	19,464,589		332,792		25,598	17,600	160,808			26,884,785

	Three-month period ended march 31, 2018
	Associates companies, Jointly-controlled investment and Associates companies							Related companies			SPE
								Odebrecht and
	Braskem	Braskem	Braskem		Braskem	Braskem		subsidiaries	Petrobras and		FIM Júpiter
	Inc	Holanda	Holanda Inc		America	Argentina	Other	and associates	subsidiaries	Other	and Netuno	Total
Transactions
Sales of products		856,866			76,355	107,648	215,613		391,989			1,648,471
Purchases of raw materials, finished products
services and utilities		2,570,084			239		38,533	62,183	3,161,465			5,832,504
Financial income (expenses), net	154	(86,285)	(177,664)		(10,314)	698	102	99	(34)		53,889	(219,355)
Other income
General and administrative expenses - Odeprev										7,622		7,622

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(c)             Agreements executed and/or renewed with related companies

In the period ended March 31, 2019, the Company engaged in the following transactions with related parties:

(i)      Sales of gasoline to Refinaria de Petróleo Riograndense S.A. (“RPR”) are made based on monthly negotiations. Sales in the period amounted to R$54,854 (R$69,919 on March 31, 2018).

(ii)     Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$214,263 (R$241,254 on March 31, 2018).

(iii)   Braskem entered into an agreement for caustic soda movement and storage services with Liquiport Vila Velha S.A., a wholly owned subsidiary of Odebrecht Transport S.A., in the amount of R$2,028.

(iv)    In January 2019, the Company entered into an amendment to the agreement executed in December 2017 with Agro Energia Santa Luzia S.A. - USL, Usina Conquista do Pontal S.A. - UCP, Atvos Agroindustrial S.A. and Brenco Companhia Brasileira de Energia Renovável related to raw material purchases to future delivery between January and March 2018. This amendment includes an advance of R$100,413, whose balance on March 31, 2019 is R$60,224.

(d)             Key management persons

	Consolidated
Statement of profit or loss transactions	Mar/2019	Mar/2018
Remuneration
Short-term benefits	17,461	14,632
Post-employment benefit	235	190
Long term incentive plan	1,500	-
Total	19,196	14,822

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

8                 Recovery of Federal Tax Credits

The information on taxes recoverable was presented in the 2018 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company
		Mar/2019	Dec/2018	Mar/2019	Dec/2018

Parent Company and subsidiaries in Brazil
IPI		2,336	9,050	2,336	9,050
Value-added tax on sales and services (ICMS) - normal operations		322,724	444,067	321,766	443,988
ICMS - credits from PP&E		164,554	170,998	164,385	169,908
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		482	482
PIS and COFINS - credits from PP&E		257,529	255,739	257,529	255,739
REINTEGRA program		22,968	20,615	22,968	20,615
Federal supervenience	(a)	1,962,092	707,772	1,962,092	707,772
Other		8,237	2,852	7,236	1,866

Foreign subsidiaries
Value-added tax ("IVA")		248,961	173,051
Other		9,340	7,750
Total		2,999,223	1,792,376	2,738,312	1,608,938

Current assets		493,223	423,188	232,544	240,905
Non-current assets		2,506,000	1,369,188	2,505,768	1,368,033
Total		2,999,223	1,792,376	2,738,312	1,608,938

(a)             Recovery of Federal Tax Credits

In February 2019, the courts issued a final and unappealable decisions on the lawsuits brought by Braskem S/A and of merged company, which determines the exclusion of ICMS tax from the calculation base of PIS/COFINS taxes and retroactive to the year 2004 and 2002, respectively. The effects of these decisions are being determined by the Company, and, in the first quarter of 2019 was recognized the amount of R$1,264,677 related to PIS and COFINS tax liability surpluses for the period from January 2012 to February 2017, of which R$1,191,140 was recorded under “Other operating income (expenses)” and R$73,537 under “Financial income.”

This credit associated with the period from June 2002 to December 2011 will be recorded under “Other operating income (expenses)” as soon as it can obtain a reliable estimate of the amount. The Company is making efforts to complete the calculations as soon as possible.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

9                 Investments

The information related to investments was presented in the Company’s 2018 annual financial statements, in Note 11.

(a)             Information on investments

		Adjusted net profit (loss)		Adjusted
		for the period		equity
	Direct and indirect	Mar/2019	Mar/2018	Mar/2019	Dec/2018

Subsidiaries
BM Insurance	100.00	(9,369)	-	(8,403)	1,082
Braskem Alemanha	100.00	134,350	319,545	6,328,840	6,165,186
Braskem America	100.00	96,029	297,577	5,758,311	5,626,416
Braskem America Finance	100.00	104	127	(4,659)	(4,707)
Braskem Argentina	100.00	2,667	639	44,052	23,713
Braskem Chile	100.00	1,735	419	22,500	20,764
Braskem Holanda	100.00	546,237	908,831	8,527,078	7,853,313
Braskem Holanda Finance	100.00	49	(562)	(10,292)	(10,232)
Braskem Holanda Inc	100.00	727	1,131	9,004	8,210
Braskem Finance	100.00	16,506	(8,099)	(82,410)	(98,916)
Braskem Idesa	75.00	(56,534)	373,226	(3,811,617)	(3,829,092)
Braskem Idesa Serviços	75.00	(3,121)	(2,204)	22,152	24,793
Braskem Inc.	100.00	32	(13,966)	197,172	197,139
Braskem México	100.00	(697)	(9,939)	225,650	222,265
Braskem México Sofom	100.00	(26,809)	1,262	28,531	51,590
Braskem México Serviços	100.00	12	705	118	105
Cetrel	63.68	8,409	11,348	220,136	222,678
DAC	63.68	7,928	5,790	96,485	94,584
Lantana	100.00	(6)	(4)	(1,046)	(1,040)
	-	-	-	-	-
Jointly-controlled investment	-	-	-	-	-
Odebrecht Comercializadora de Energia S.A. ("OCE")	33.20	(3,779)	6,667	96,728	99,672
	-	-	-	-	-
Associates	-	-	-	-	-
Borealis	20.00	5,290	1,388	166,763	163,884

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(b)             Changes in investments – Parent Company

		Subsidiaries and jointly-controlled investment
		Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total

Balance at December 31, 2018	0	174,899	8,554,381	32,777	8,762,057
Equity of investments	0	-	-	-	-
Effect on profit or loss	0	1,392	548,211	576	550,179
Adjustment of profit in inventories	0	-	(28,504)	-	(28,504)
Equity valuation adjustments	0	277	107,227	-	107,504
Currency translation adjustments	0	-	25,926	-	25,926
Capital decrease	0	-	17,672	-	17,672
Dividends and interest on equity	0	(4,266)	-	-	(4,266)
Balance at March 31, 2019		172,302	9,224,913	33,353	9,430,568

(c)             Equity accounting results

		Parent company
	Mar/2019	Mar/2018

Equity in results of subsidiaries, associate and jointly-controlled	521,675	844,011
Reversal (provision) to subsidiaries with short-term liabilities	16,500	(8,103)
Dividends received		(30)
	538,175	835,878

(d)             Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest with material effects on the Company’s consolidated statements.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

Balance sheet	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated
	Mar/2019	Dec/2018		Mar/2019	Dec/2018		Mar/2019	Dec/2018	Mar/2019	Dec/2018
Assets
Curent
Cash and cash equivalents	5,074,109	4,584,280		1,029,917	963,357				6,104,026	5,547,637
Financial investments	1,720,058	2,357,613							1,720,058	2,357,613
Trade accounts receivable	2,646,282	2,574,791		454,410	627,879		(4,466)	(127,452)	3,096,226	3,075,218
Inventories	7,535,850	7,907,429		598,076	579,148				8,133,926	8,486,577
Taxes recoverable	378,903	313,499		114,320	109,689				493,223	423,188
Income tax and social contribution	408,153	773,952							408,153	773,952
Derivatives	10,980	6,714		16,112	21,000				27,092	27,714
Other receivables	438,677	372,846		423,127	319,122				861,804	691,968

	18,213,012	18,891,124		2,635,962	2,620,195		(4,466)	(127,452)	20,844,508	21,383,867

Non-current
Taxes recoverable	2,505,938	1,369,127		62	61				2,506,000	1,369,188
Income tax and social contribution	231,492	241,788							231,492	241,788
Deferred tax	114,668	114,000		985,256	990,158				1,099,924	1,104,158
Related parties	6,254,218	6,137,206				(ii)	(6,254,218)	(6,137,206)
Other receivables	530,469	546,892		18,727	47,217				549,196	594,109
Property, plant and equipment	19,957,418	20,102,981		12,383,022	12,365,063	(iii)	(708,490)	(708,154)	31,631,950	31,759,890
Intangible	2,548,035	2,562,722		181,482	178,260				2,729,517	2,740,982
Right of use of assets	1,531,226			313,441					1,844,667

	33,673,464	31,074,716		13,881,990	13,580,759		(6,962,708)	(6,845,360)	40,592,746	37,810,115

Total assets	51,886,476	49,965,840		16,517,952	16,200,954		(6,967,174)	(6,972,812)	61,437,254	59,193,982

Liabilities and shareholders' equity
Current
Trade payables	7,861,641	8,099,755		389,447	368,949		(4,466)	(127,452)	8,246,622	8,341,252
Borrowings	690,148	737,436							690,148	737,436
Debentures	28,001	27,732							28,001	27,732
Braskem Idesa Borrowings	-			10,317,988	10,504,592				10,317,988	10,504,592
Payroll and related charges	418,628	617,079		15,342	28,317				433,970	645,396
Taxes payable	462,551	419,204		18,002	12,801				480,553	432,005
Income tax and social contribution	51,714	419,320							51,714	419,320
Lease	251,393	9,767		34,704					286,097	9,767
Other payables	1,872,235	1,922,781		83,172	75,849				1,955,407	1,998,630

	11,636,311	12,253,074		10,858,655	10,990,508		(4,466)	(127,452)	22,490,500	23,116,130

Non-current
Loan agreements	24,560,446	24,160,720							24,560,446	24,160,720
Braskem Idesa Borrowings	262,418	266,777							262,418	266,777
Accounts payable to related parties				6,248,763	6,147,768	(ii)	(6,248,763)	(6,147,768)
Loan to non-controlling shareholders of Braskem Idesa			(v)	2,222,293	2,183,830				2,222,293	2,183,830
Provision for losses on subsidiaries	2,858,714	2,871,819		-	-	(iv)	(2,858,714)	(2,871,819)
Lease	1,287,980	90,790		275,963	-				1,563,943	90,790
Other payables	3,133,337	3,454,142		9,951	10,348				3,143,288	3,464,490

	32,102,895	30,844,248		8,756,970	8,341,946		(9,107,477)	(9,019,587)	31,752,388	30,166,607

Shareholders' equity
Attributable to the Company's shareholders	8,067,320	6,787,645		(3,097,673)	(3,131,500)		3,097,673	3,131,500	8,067,320	6,787,645

Non-controlling interest in subsidiaries	79,950	80,873					(952,904)	(957,273)	(872,954)	(876,400)

	8,147,270	6,868,518		(3,097,673)	(3,131,500)		2,144,769	2,174,227	7,194,366	5,911,245

Total liabilities and shareholders' equity	51,886,476	49,965,840		16,517,952	16,200,954		(6,967,174)	(6,972,812)	61,437,254	59,193,982

(i)        Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)      Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)     Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)     Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)      Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

Statement of profit or loss
	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Mar/2019	Mar/2018	Mar/2019	Mar/2018	Mar/2019	Mar/2018	Mar/2019	Mar/2018

Net sales revenue	12,354,061	12,293,121	751,790	855,372	(127,898)	(119,693)	12,977,953	13,028,800
Cost of products sold	(10,709,610)	(9,988,205)	(647,289)	(468,097)	140,556	129,170	(11,216,343)	(10,327,132)

	1,644,451	2,304,916	104,501	387,275	12,658	9,477	1,761,610	2,701,668

Income (expenses)
Selling and distribution	(379,175)	(332,591)	(51,903)	(41,406)			(431,078)	(373,997)
(Loss) reversals for impairment of trade accounts receivable	(16,511)	6,479					(16,511)	6,479
General and administrative	(352,796)	(289,034)	(25,996)	(21,488)		1,692	(378,792)	(308,830)
Research and development	(48,976)	(38,926)					(48,976)	(38,926)
Results from equity investments	(45,779)	279,962			42,401	(279,920)	(3,378)	42
Other income (expenses), net	1,014,285	(96,012)	111,064	23,613			1,125,349	(72,399)

	1,815,499	1,834,794	137,666	347,994	55,059	(268,751)	2,008,224	1,914,037

Financial results
Financial expenses	(564,063)	(490,318)	(289,650)	(245,446)	73,507	64,819	(780,206)	(670,945)
Financial income	255,734	165,594	16,352	3,190	(73,507)	(64,819)	198,579	103,965
Exchange rate variations, net	(279,130)	(307,074)	44,842	373,340	(14,926)	13,719	(249,214)	79,985

	(587,459)	(631,798)	(228,456)	131,084	(14,926)	13,719	(830,841)	(486,995)

Profit before income tax
and social contribution	1,228,040	1,202,996	(90,790)	479,078	40,133	(255,032)	1,177,383	1,427,042

IR and CSL - current and deferred	(197,414)	(145,280)	36,523	(130,740)			(160,891)	(276,020)
	(197,414)	(145,280)	36,523	(130,740)			(160,891)	(276,020)

Profit for the period of continued operations	1,030,626	1,057,716	(54,267)	348,338	40,133	(255,032)	1,016,492	1,151,022

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Mar/2019	Mar/2018	Mar/2019	Mar/2018	Mar/2019	Mar/2018	Mar/2019	Mar/2018

Profit before income tax and social contribution	1,228,040	1,202,996	(90,790)	479,078	40,133	(255,032)	1,177,383	1,427,042

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	647,285	574,163	227,080	176,958	(12,658)	(11,169)	861,707	739,952
Results from equity investments	45,779	(279,962)			(42,401)	279,920	3,378	(42)
Interest and monetary and exchange variations, net	522,371	553,819	224,743	(39,066)	14,926	(13,719)	762,040	501,034
Reversal of provisions	(352,843)						(352,843)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(1,264,677)						(1,264,677)
(Loss) reversals for impairment of trade accounts receivable	16,511	(6,479)					16,511	(6,479)
Provision for losses and write-offs of long-lived assets	2,796	1,943	43	2,604			2,839	4,547

	845,262	2,046,480	361,076	619,574			1,206,338	2,666,054

Changes in operating working capital
Trade accounts receivable	(55,212)	1,090	179,376	13,610	(122,986)	(51,506)	1,178	(36,806)
Inventories	369,115	218,591	(4,476)	(35,068)			364,639	183,523
Taxes recoverable	500,768	731,070	(930)	16,401			499,838	747,471
Prepaid expenses	(23,531)	3,729	24,886	8,535			1,355	12,264
Other receivables	(35,888)	(75,557)	(104,828)	(10,314)			(140,716)	(85,871)
Trade payables	(224,449)	316,189	13,762	(13,212)	122,986	51,506	(87,701)	354,483
Taxes payable	(367,360)	(612,658)	(15,790)	(62,481)	-	-	(383,150)	(675,139)
Advances from customers	111,727	(137,234)	13,177	8,311			124,904	(128,923)
Leniency agreement	(278,034)	(267,985)	-	-			(278,034)	(267,985)
Other payables	(312,054)	(239,713)	(23,270)	9,129			(335,324)	(230,584)

Cash from operations	530,344	1,984,002	442,983	554,485			973,327	2,538,487

Financial investments (includes LFT´s and LF´s)	668,762	(103,135)					668,762	(103,135)

Cash generated from operations and handling of financial investments	1,199,106	1,880,867	442,983	554,485			1,642,089	2,435,352

Interest paid	(379,900)	(327,614)	(154,425)	(125,053)			(534,325)	(452,667)
Income tax and social contribution paid	(63,011)	(181,653)	(454)	(274)			(63,465)	(181,927)

Net cash generated by operating activities	756,195	1,371,600	288,104	429,158			1,044,299	1,800,758

Proceeds from the sale of fixed assets and intangible assets	69	977					69	977
Funds received in the investments´ capital reduction		2,254					-	2,254
Acquisitions to property, plant and equipment and intangible assets	(447,228)	(401,117)	(8,871)	(3,381)			(456,099)	(404,498)
Other investments		(2,082)					-	(2,082)

Net cash used in investing activities	(447,159)	(399,968)	(8,871)	(3,381)			(456,030)	(403,349)

Short-term and long-term debt
Acquired	298,187	645,461	-	-			298,187	645,461
Payments	(63,898)	(2,206,563)	-	-			(63,898)	(2,206,563)
Braskem Idesa borrowings
Payments	-	-	(211,767)	(173,747)			(211,767)	(173,747)
Related parties
Acquired loans (payment of loans )	-	72,880	-	(72,880)			-	-
Lease	(82,426)	-	(14,146)				(96,572)	-
Dividends paid	(22)	(34)	-	-			(22)	(34)

Cash generated (used) in financing activities	151,841	(1,488,256)	(225,913)	(246,627)			(74,072)	(1,734,883)

Exchange variation on cash of foreign subsidiaries	28,952	10,394	13,240	(34,761)			42,192	(24,367)

Increase (decrease) in cash and cash equivalents	489,829	(506,230)	66,560	144,389			556,389	(361,841)

Represented by
Cash and cash equivalents at the beginning for the period	4,584,280	3,480,407	963,357	294,686			5,547,637	3,775,093
Cash and cash equivalents at the end for the period	5,074,109	2,974,177	1,029,917	439,075			6,104,026	3,413,252

Increase (decrease) in cash and cash equivalents	489,829	(506,230)	66,560	144,389			556,389	(361,841)

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

10              Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2018 annual financial statements, in Note 12.

	Consolidated
			Mar/2019			Dec/2018
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	603,879		603,879	602,299		602,299
Buildings and improvements	6,767,013	(2,136,178)	4,630,835	6,676,549	(2,026,559)	4,649,990
Machinery, equipment and installations	43,355,473	(22,843,734)	20,511,739	43,024,738	(22,238,530)	20,786,208
Projects and stoppage in progress	5,427,000		5,427,000	5,102,393		5,102,393
Other	1,695,552	(1,171,420)	524,132	1,784,807	(1,165,807)	619,000
Total	57,848,917	(26,151,332)	31,697,585	57,190,786	(25,430,896)	31,759,890

	Parent company
			Mar/2019			Dec/2018
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	356,778		356,778	356,778		356,778
Buildings and improvements	1,930,345	(1,146,292)	784,053	1,930,346	(1,131,101)	799,245
Machinery, equipment and installations	30,965,412	(19,775,906)	11,189,506	30,846,747	(19,383,654)	11,463,093
Projects and stoppage in progress	3,125,010		3,125,010	3,002,711		3,002,711
Other	1,207,645	(880,802)	326,843	1,184,087	(855,580)	328,507
Total	37,585,190	(21,803,000)	15,782,190	37,320,669	(21,370,335)	15,950,334

Capitalized charges in the three-month period ended March 31, 2019 were R$44,699 (R$33,287 on March 31, 2018).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

11              Intangible assets

The information on intangible assets was presented in the 2018 annual financial statements of the Company, in Note 13.

	Consolidated
			Mar/2019			Dec/2018
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	440,446	(193,130)	247,316	437,384	(191,087)	246,297
Software and use rights	800,211	(573,059)	227,152	799,960	(565,828)	234,132
Contracts with customers and suppliers	392,180	(196,005)	196,175	392,180	(190,501)	201,679
Total	4,820,515	(2,090,998)	2,729,517	4,817,202	(2,076,220)	2,740,982

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

	Parent company
			Mar/2019			Dec/2018
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,805)	2,058,873
Trademarks and patents	251,118	(169,565)	81,553	251,118	(168,324)	82,794
Software and use rights	633,700	(471,720)	161,980	634,284	(467,853)	166,431
Contracts with customers and suppliers	392,181	(196,005)	196,176	392,181	(190,501)	201,680
Total	4,464,677	(1,966,094)	2,498,583	4,465,261	(1,955,483)	2,509,778

There were no significant events or circumstances in the period ended March 31, 2019 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2018, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

12              Right-of-use assets

The Company leases various offices, freight cars, vessels, equipment and vehicles. They are negotiated individually and contain various terms and conditions.

The payment of these leases is deducted at the rate implied in the agreement. If such rate cannot be determined, the incremental borrowing rate of the Company is applied, which corresponds to the rate the Company would pay if a loan was taken out, with a similar terms and guarantee, for the acquisition of a similar asset under similar economic scenario and conditions.

The right-of-use asset is measured at a cost composed by:

•      Amount initially measured for the lease liabilities;

•      Any payment made until the start of the lease, net of any incentive received;

•      Any initial direct cost; and

•      Restoration costs.

The right-of-use asset recognized on the date of application derives from the following types of assets:

		Consolidated		Parent company
	03/31/2019	01/01/2019 (i)	03/31/2019	01/01/2019 (i)

Buildings and constructions	161,948	167,831	121,547	125,017
Computer equipment and goods	7,410	7,750	5,865	6,133
Machinery and equipment	182,888	189,370	170,015	175,805
Ships	715,406	753,825	715,406	753,825
Rail cars	745,577	755,364	-	-
Vehicles	31,438	34,056	28,745	31,037
Total	1,844,667	1,908,196	1,041,578	1,091,817

 (i) Includes financial leasing balances previously recognized as "Property, plant and equipment" in the amounts of R$97,995 in the consolidated and R$2,303 in the Parent Company.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

The depreciation and acquisitions related to the right of use of assets, in the three-month period ended March 31, 2019, amounted to R$83,933 and R$20,831, respectively.

Expenses with short-term leases recognized in the three-month period ended March 31, 2019 amounted to R$33,899.

Payments of lease agreements of low amounts (R$30 for companies in Brazil or US$10 for subsidiaries abroad) and agreements expiring within 12 months are recognized as expenses using the straight-line method.

To optimize lease costs during the term of the agreement, the group should provide guaranteed residual amounts for the leased asset. For certain lease agreements for freight cars and that were classified until December 31, 2018 as a financial lease, the Company guaranteed any difference between the contractual payment flow and the fair value of these assets upon expiration of the enforceable term, limited to US$12,559.

13              Suppliers

		Consolidated		Parent company
		Mar/2019	Dec/2018	Mar/2019	Dec/2018
Trade payables:
Domestic market		1,448,524	1,787,566	966,093	1,411,430
Foreign market	(i)	6,886,066	6,934,598	7,160,756	7,215,008
Present value adjustment - foreign market		(75,965)	(107,648)	(85,526)	(93,915)
		8,258,625	8,614,516	8,041,323	8,532,523

Current liabilities		8,246,622	8,341,252	8,029,320	8,259,259
Non-current liabilities		12,003	273,264	12,003	273,264
		8,258,625	8,614,516	8,041,323	8,532,523

(i)        Considers R$6.1 billion (2018 - R$5.6 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

14              Borrowings

The information on borrowings was presented in the 2018 annual financial statements of the Company, in Note 15.

(a)             Borrowings

				Consolidated
	Annual financial charges		Mar/2019	Dec/2018
Foreign currency
Bonds	US dollar exchange variation + interest between 3.50 and 7.38	0	21,987,197	21,930,575
Export prepayment	US dollar exchange variation + semiannual Libor + interest between 1.10 and 1.61	0	783,662	810,542
Working capital	Argentine Peso exchange variation	0	-	48
Investments	US dollar exchange variation + semiannual Libor + 0.65	0	659,198	620,160
Other - SACE	US dollar exchange variation + semiannual Libor + 0.90	0	1,164,763	1,147,397
Transactions costs		0	(332,348)	(346,921)
		0	24,262,472	24,161,801
		0
Current liabilities		0	556,417	610,922
Non-current liabilities		0	23,706,055	23,550,879
Total		0	24,262,472	24,161,801
		0
Local currency		0
Export credit notes	100.00 of CDI + 0.70	0	413,060	406,258
BNDES	Interest between 3.50 and 4.00	0	43,759	52,081
BNDES	IPCA + 6.04	0	269,571	-
BNB/ FINEP/ FUNDES/FINISA/FINAME	5.87	0	220,992	239,969
FINAME	TLP + 6.00	0	498	555
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + 2.78	0	2,232	-
Fundo de Desenvolvimento do Nordeste (FDNE)	6.5	0	37,679	37,099
Other	19.14	0	360	426
Transactions costs		0	(29)	(33)
		0	988,122	736,355
		0
Current liabilities		0	133,731	126,514
Non-current liabilities		0	854,391	609,841
Total		0	988,122	736,355
		0
Foreign currency and local currency		0
Current liabilities		0	690,148	737,436
Non-current liabilities		0	24,560,446	24,160,720
Total		0	25,250,594	24,898,156

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

		Parent company
	Mar/2019	Dec/2018
Foreign currency
Current liabilities	40,094	6,987
Non-current liabilities	1,552,907	1,544,044
	1,593,001	1,551,031
Local currency
Current liabilities	129,210	121,145
Non-current liabilities	847,746	604,949
	976,956	726,094

Foreign currency and local currency
Current liabilities	169,304	128,132
Non-current liabilities	2,400,653	2,148,993
Total	2,569,957	2,277,125

(b)             Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

		Consolidated
	Mar/2019	Dec/2018

2020	1,722,550	1,748,531
2021	3,984,957	3,933,857
2022	2,300,317	2,256,444
2023	2,399,032	2,355,549
2024	3,385,005	3,336,032
2025	266,388	234,270
2026	266,428	234,296
2027	237,138	205,157
2028	5,087,506	5,028,265
2029	25,425
2030 and thereafter	4,885,700	4,828,319
Total	24,560,446	24,160,720

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(c)             Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt Mar/2019	guaranteed	Guarantees

BNB	December-2022	85,785	85,785	Mortgage of plants, pledge of machinery and equipment
BNB	March-2023	30,205	30,205	Bank surety
BNDES	January-2021	43,759	43,759	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	39,942	39,942	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	56,954	56,954	Bank surety
FINEP	December-2019	2,153	2,153	Bank surety, pledge of equipment and current account lockout (restricted fund).
FINAME	April-2021	1,204	1,204	Pledge of equipment
FINISA	December-2023	5,247	5,247	Bank surety
BNB-FNE	December-2024	2,232	2,232	Bank surety and pledge of reserve liquidity fund.
Other	July-2021	360	360	Pledge of equipment
Total		267,841	267,841

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

15              Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2018 annual financial statements in Note 16.

	Principal amount US$				Consolidated
Identification		Maturity	Charges (% per year)	Mar/2019	Dec/2018

Project finance
Project finance I	700,000	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,287,963	2,335,825
Project finance II	210,000	February-2027	Us dollar exchange variation + 6.17	642,049	657,689
Project finance III	600,000	February-2029	Us dollar exchange variation + 4.33	1,949,075	1,983,113
Project finance IV	660,000	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,191,303	2,225,042
Project finance V	400,000	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,304,129	1,326,901
Project finance VI	89,994	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	292,064	297,158
Project finance VII	533,095	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,738,041	1,768,389
Transactions costs	-			(86,636)	(89,525)
Total	3,193,089			10,317,988	10,504,592

Current liabilities				10,317,988	10,504,592
Total				10,317,988	10,504,592

In keeping with the Company’s Financial Policy, the investment in the petrochemical complex Braskem Idesa was financed under a Project Finance structure, in which the construction loan must be repaid using exclusively the cash generated by the company itself, with limited guarantees pledged by shareholders. This financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa. In addition, these borrowings include various contractual obligations (covenants) that are typical of contracts of this nature.

On the reporting date of the quarterly financial statements of March 31, 2019, the breach of some non-financial contractual obligations remained. As a result, the reclassification to current liabilities of the entire balance of non-current liabilities, in the amount of R$9,348,142, was maintained, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors has requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa continued to negotiate approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

	Consolidated
	Mar/2019	Dec/2018

2020	785,424	1,016,916
2021	1,164,423	1,161,108
2022	971,276	968,519
2023	1,283,896	1,280,154
2024	1,389,186	1,385,087
2025	1,385,319	1,381,192
2026	1,198,559	1,194,964
2027	584,146	582,393
2028	483,497	482,038
2029 and thereafter	102,416	102,105
Total	9,348,142	9,554,476

16              Debentures

The information related to debentures was presented in the 2018 annual financial statements of the Company, in Note 17. The debentures were issued by the subsidiaries Cetrel and DAC.

Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Mar/2019	Dec/2018
March-2013	DAC	Single	March-2025	IPCA + 6%	209,484	210,506
September-2013	Cetrel	Single	September-2025	126.5% of CDI	80,935	84,003
					290,419	294,509

Current liabilities					28,001	27,732
Non-current liabilities					262,418	266,777
Total					290,419	294,509

(a)             Payment schedule

The maturity profile of the long-term debentures is as follows:

		Consolidated
	Mar/2019	Dec/2018

2020	38,417	44,811
2021	51,201	50,722
2022	51,223	50,745
2023	51,248	50,769
2024	51,276	50,796
2025	19,053	18,934
Total	262,418	266,777

(b)             Guarantees

The issuers entered into agreements for the fiduciary assignment of receivables, with the maintenance of collection accounts in order to meet the debt service equivalent for up to three months of future installments, in accordance with the respective assignment agreements.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

17              Reconciliation of changes in borrowings in the statement of cash flow

						Consolidated
						Current and non-current
				Borrowings, debentures and Braskem Idesa financing
			Total
			borrowings	Braskem Idesa
	Borrowings	Debentures	and debentures	financing	Lease	Dividends

Balance at December 31, 2018	24,898,156	294,509	25,192,665	10,504,592	100,557	672,395

Acquired	298,187	-	298,187	-	-	-
Payments	(58,121)	(5,777)	(63,898)	(211,767)	(96,572)	(22)
Cash used in financing activities	240,066	(5,777)	234,289	(211,767)	(96,572)	(22)

Other changes
Interest paid	(373,812)	(5,582)	(379,394)	(154,425)	(506)	-
Interest and monetary and exchange variations, net	453,910	7,269	461,179	(988)	16,068	-
Additions	-	-	-	-	1,805,846	-
Currency translation adjustments	32,274	-	32,274	180,576	24,647	-
Prescribed dividends / other	-	-		-	-	2,434
	112,372	1,687	114,059	25,163	1,846,055	2,434

Balance at March 31, 2019	25,250,594	290,419	25,541,013	10,317,988	1,850,040	674,807

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

18              Financial instruments

The information related to financial instruments was presented in the 2018 financial statements of the Company, in Note 19.

18.1         Non-derivative financial instruments and leniency agreement (Note 22.3) – consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Mar/2019	Dec/2018	Mar/2019	Dec/2018

Cash and cash equivalents	3
Cash and banks		Amortized cost		2,264,803	2,228,964	2,264,803	2,228,964
Financial investments in Brazil		Fair value through profit or loss	Level 2	2,254,533	1,754,561	2,254,533	1,754,561
Financial investments abroad		Fair value through profit or loss	Level 2	1,584,690	1,564,112	1,584,690	1,564,112
				6,104,026	5,547,637	6,104,026	5,547,637

Financial investments	4
Letras financeiras do tesouro - LFT		Fair value through profit or loss	Level 2	1,607,371	2,247,272	1,607,371	2,247,272
Time deposit investments		Amortized cost	Level 2	40,287	49,630	40,287	49,630
Other		Fair value through profit or loss	Level 2	81,880	70,709	81,880	70,709
				1,729,538	2,367,611	1,729,538	2,367,611

Trade accounts receivable	5	Amortized cost		3,054,622	3,045,463	3,055,031	3,045,463
Trade accounts receivable	5	Fair value through profit or loss	Level 2	55,620	47,540	55,211	47,540

Trade payables	13	Amortized cost		8,258,625	8,614,516	8,258,625	8,614,516

Borrowings	14	Amortized cost
Foreign currency - Bond			Level 1	21,987,197	21,930,575	23,158,381	22,028,040
Foreign currency - other borrowings			Level 2	2,607,623	2,578,147	2,329,696	2,277,069
Local currency			Level 2	988,151	736,388	726,473	598,926
				25,582,971	25,245,110	26,214,550	24,904,035

Braskem Idesa borrowings	15	Amortized cost	Level 2	10,404,624	10,594,117	9,299,558	9,367,878

Debentures	16	Amortized cost	Level 2	290,419	294,509	304,621	239,976

Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		2,222,293	2,183,830	2,222,293	2,183,830

Leniency agreement	22.3	Amortized cost		1,195,610	1,443,002	1,195,610	1,443,002

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

18.2         Derivative financial instruments

18.2.1     Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	Dec/2018	fair value	settlement	Mar/2019

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar	-	517	337	(1,039)	(185)
NCE swap		Level 2	Real	Dollar	-	5,231	458	-	5,689
						5,748	795	(1,039)	5,504

Hedge accounting transactions
Dollar put option	(a.i)	Level 2	Real	Dollar	10,566	36,139	(8,388)	-	27,751
Dollar swap	(a.ii)	Level 2	Real	Dollar+Fixed rates	49,929	183,398	(26,139)	(23,380)	133,879
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates	(227,050)	(67,664)	28,249	5,085	(34,330)
					(166,555)	151,873	(6,278)	(18,295)	127,300

Derivatives
Current assets						(27,714)			(27,092)
Non-current assets						(46,664)			(18,218)
Current liabilities						70,305			56,152
Non-current liabilities						161,694			121,962
						157,621			132,804

(a)        Operations designated for hedge accounting

(a.i)      U.S. dollar Call and Put Options

On March 31, 2019, Braskem held a total notional amount of put options of US$2.2 billion, with an average strike price of 3.36 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$1.6 billion, with an average strike price of R$4.67. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

 (a.ii)    Dollar Swap

To maintain its strategy of managing risks related to currencies and interest rates, the Company opted to swap to fixed rates in U.S. dollar the portions not yet due under the Leniency Agreement entered into with the Federal Prosecution Office (MPF) (Note 22.3(a)), which originally were denominated in Brazilian real and pegged to the IPCA inflation index. For such, derivative instruments were contracted in the amount of R$1.3 billion, divided into five annual installments due on January 30 of each year as from 2019. These operations were designated as cash flow hedge accounting, where the hedging instruments are currency derivatives and the hedged objects are the liabilities under said agreement. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the maturity of each installment.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(a.iii)   Hedge operations by the subsidiary Braskem Idesa related to the Project Finance

Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(interest rate per year)		2018	2017
Swap Libor I to VI	1,312,892	1.9825%	May-2025	(34,330)	(67,664)
Total	1,312,892			(34,330)	(67,664)

Derivatives
Current assets				(16,112)	(21,000)
Non-Current assets				(18,218)	(46,664)
Total				(34,330)	(67,664)

Braskem Idesa contracted swap operations to offset part of the variation in Libor arising from the borrowings mentioned in Note 15. The hedge operation shares the same guarantees as the Project Finance.

18.3         Non-derivative liabilities designated for export hedge accounting

(a.i)      Future exports in U.S. dollars

On March 31, 2019, exports that were designated, not yet realized and not discontinued are shown below:

Total nominal value
US$

2019	583,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2025	200,000
2028	1,250,000
5,600,205

The following table shows the changes in financial instruments designated for these hedge operations in the period:

				US$
		Hedge
	Dec/2018	discontinued	Designations	Mar/2019

Designated balance	5,550,205	150.000	200.000	5,600,205

On March 31, 2019, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

Total nominal value
US$

2019	583,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2025	200,000
2028	1,250,000
5,600,205

The realizations expected for the subsequent quarters of fiscal year 2019 will occur through payments of financial instruments in conformity with the exports made, with the exchange variation recorded in “Other comprehensive income” written off to the financial result. For all quarters of the year, realizations will be made at the discounted cash flow rate. The quarterly schedule of the exports that are the object of hedge occurring in the subsequent quarters of 2019 is as follows:

Total nominal
value US$

Second quarter	183,495
Third quarter	183,495
Fourth quarter	216,990
583,980

The changes in foreign exchange variation and Income Tax and Social Contribution under item “Other comprehensive income (expenses)” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2018	(8,937,217)	3,038,653	(5,898,564)

Exchange variation recorded in the period on OCI / IR and CSL	(144,225)	49,037	(95,188)

Exchange variation transferred to profit or loss / IR and CSL	261,465	(88,898)	172,567

At March 31, 2018	(8,819,977)	2,998,792	(5,821,185)

(a.ii)     Liabilities related to the Project Finance of future sales in U.S. dollar

On March 31, 2019, sales designated and not yet realized are as follows:

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

Nominal value
US$

2019	172,887
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,663,889

The following table shows the changes in financial instruments designated for these hedge operations in the period:

				US$
		Sales in	Hedge
	Dec/2018	the year	discontinued	Mar/2019

Designated balance	2,708,856	(56,383)	103	2,652,576

On March 31, 2019, the maturities of financial liabilities designated were distributed as follows:

Nominal value
US$

2019	172,570
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,652,576

The following table provides the balance of discontinued hedge accounting amount, in the three-month period ended March 31, 2019 (US$11,313), which is recorded in Braskem Idesa’s shareholders’ equity under item “Other comprehensive income (expenses)” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge discontinued	11,313	13.4541	17.9915	51,331	10,312
				51,331	10,312

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the three-month period ended March 31, 2019:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	56,383	13.6649	19.2175	313,072	60,811
	56,383			313,072	60,811

The changes in foreign exchange variation and Income Tax and Social Contribution under item “Other comprehensive income (expenses)” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2018	(3,292,388)	988,451	(2,303,937)

Exchange variation recorded in the period on OCI / IR	159,945	(47,984)	111,961

Exchange variation transferred to profit or loss / IR	60,811	(18,243)	42,568

At March 31, 2018	(3,071,632)	922,224	(2,149,408)

18.4         Credit quality of financial assets

(a)             Trade accounts receivable

On March 31, 2019 and December 31, 2018, the Company’s trade accounts receivable has the following credit ratings:

				(%)
			Mar/2019	Dec/2018
1	Minimum risk		76.94	67.50
2	Low risk		15.10	18.60
3	Moderate risk		5.67	7.61
4	High risk		1.14	5.02
5	Very high risk	(i)	1.15	1.27

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

Default indicators:

	Last 12 months
	Domestic	Foreign
	Market	Market
March 31, 2019	0.08%	0.19%
December 31, 2018	0.08%	0.45%
March 31, 2018	0.13%	0.06%

This calculation considers the amount of trade payables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

(b)             Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents and financial investments, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

		Mar/2019	Dec/2018
Financial assets with risk assessment
AAA		4,442,368	4,294,100
AA+		373,064	1,175,098
AA		163,808	79,136
AA-		9,976	1,076
A+		1,197,913	1,103,647
A		354,997	165,899
A-		168,689	169,580
BBB+		1,061,338	917,541
BBB		113
BB+			252
BB-		1,521	29
		7,773,788	7,906,358
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	59,776	8,890
		59,776	8,890

Total		7,833,564	7,915,248
(i)        Investments approved by the Management of the Company, as permitted by the financial policy.

18.5         Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)             Selection of risks

On March 31, 2019, the main risks that can affect the value of Braskem’s financial instruments are:

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Brazilian real/Euro exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate;

•      TLP interest rate; and

•      IPCA interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)             Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from March 31, 2019, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$37,905 for put and call options (Note 18.2.1(a.i)), US$26,086 for the swap of Libor related to Braskem Idesa’s project, US$26,086 for Dollar Swap (Note 18.2.1(a.ii)) and US$9,310 for NCE Swap.

(c)             Selection of scenarios

(c.1) Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of March 29, 2019. According to the Market Readout, at the end of 2019, the U.S. dollar will depreciate by approximately 5.05% against the Brazilian real, compared to the closing PTAX rate at March 29, 2019, while the Selic rate will be 6.50% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TLP is for maintenance of the current rate of 6.26%, that is, similar to the level projected for the Selic rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered an increase by 5%. For adverse scenarios, it considered 25% and 50% increases on current market levels.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(c.2) Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	1,109,883	(5,496,799)	(10,993,599)
Braskem Idesa borrowings	525,211	(2,601,156)	(5,202,312)
Export prepayments	39,558	(195,915)	(391,831)
Investments	33,275	(164,799)	(329,599)
Sace	58,796	(291,191)	(582,381)
Dollar put option	80,567	(765,719)	(2,248,668)
Dollar swap	58,672	(290,579)	(581,159)
Swap NCE	20,940	(103,706)	(207,418)
Financial investments abroad	187,120	(926,728)	(1,853,456)

Libor floating interest rate
Export prepayments	(4,291)	(21,454)	(42,907)
Swaps	11,727	57,925	114,113
Braskem Idesa borrowings	(71,905)	(359,526)	(719,053)

CDI interest rate
Export credit notes	16,631	(21,242)	(56,661)
Debentures	13,005	(162)	(9,635)
Financial investments in local currency	-	66,138	132,320

IPCA interest rate
Debentures	14,802	(25,641)	(52,677)

TLP interest rate
FINAME	-	(11)	(22)

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

19              Taxes payable

The information related to taxes payable was presented in the Company’s 2018 annual financial statements, in Note 20.

		Consolidated		Parent company
	Mar/2019	Dec/2018	Mar/2019	Dec/2018

Brazil
IPI	70,610	64,672	70,610	64,672
ICMS	286,059	239,126	281,640	234,313
PIS and COFINS	164,474	145,090	161,942	143,750
Other	30,058	36,454	28,848	34,974

Other countries
Value-added tax	12,817	7,482
Other	10,919	25,085
Total	574,937	517,909	543,040	477,709

Current liabilities	480,553	432,005	449,100	392,573
Non-current liabilities	94,384	85,904	93,940	85,136
Total	574,937	517,909	543,040	477,709

20              Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2018 annual financial statements, in Note 21.

(a)             Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Mar/2019	Mar/2018	Mar/2019	Mar/2018

Income before IR and CSL and after discontinued operations	1,177,383	1,427,042	1,166,788	1,078,788

IR and CSL at the rate of 34%	(400,310)	(485,194)	(396,708)	(366,788)
	-	-	-	-
Permanent adjustments to the IR and CSL calculation basis	-	-	-	-
IR and CSL on equity in results of investees	(1,149)	14	182,980	284,199
Tax benefits (Sudene and PAT)	41,047	46,245	41,047	46,245
Difference of rate applicable to each country	157,914	147,596	-	-
Other permanent adjustments	41,607	15,319	33,465	11,147

Effect of IR and CSL on results of operations	(160,891)	(276,020)	(139,216)	(25,197)

Breakdown of IR and CSL:

Current IR and CSL	(57,628)	(315,379)	405	(202,510)
Deferred IR and CSL	(103,263)	39,359	(139,621)	177,313
Total	(160,891)	(276,020)	(139,216)	(25,197)

	13.7%	19.3%	11.9%	2.3%

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(b)             Breakdown of deferred income tax and social contribution

(b.i)     According to tax collection records

	Consolidated		Parent company
Asset	Mar/2019	Dec/2018	Mar/2019	Dec/2018
Tax losses (IR) and negative base (CSL)	1,155,122	2,021,578	58,421	58,421
Goodwill amortized	34,269	39,282	3,461	3,552
Exchange variations	880,698	39,959	880,698	924,344
Temporary adjustments	739,957	858,844	771,677	872,736
Business combination	151,044	159,572	139,040	147,989
Tax credits	99,201	176,290	99,201	176,290
	3,060,291	3,295,525	1,952,498	2,183,332

Liability
Amortization of goodwill based on future profitability	723,167	723,336	715,568	715,568
Tax depreciation	1,001,902	1,009,912	1,001,902	1,009,912
Temporary adjustments	280,516	276,700	8,187	8,187
Business combination	1,302	1,302	1,302	1,302
Additional indexation PP&E	50,894	57,167	50,894	57,167
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	429,656	444,075	429,656	444,075
Other	2,882	3,783	2,130	3,516
	2,490,319	2,516,275	2,209,639	2,239,727

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(b.ii)    Offset for the purpose of presentation in the balance sheet (consolidated)

		Mar/2019
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compesation	Balance

Assets
Braskem S.A.	Brazil	1,952,498	(1,952,498)
Braskem Argentina	Argentina	10,699		10,699
Braskem Alemanha	Germany	14,395		14,395
Braskem Chile	Chile	270	(270)
Braskem Idesa	Mexico	979,912		979,912
Braskem México Serviços	Mexico	5,342		5,342
Cetrel	Brazil	27,754	(6,444)	21,310
DAC	Brazil	69,421	(1,155)	68,266
		3,060,291	(1,960,367)	1,099,924

Liabilities
Braskem S.A	Brazil	2,209,639	(1,952,498)	257,141
Braskem America	USA	272,329		272,329
Braskem Petroquímica Chile	Chile	752	(270)	482
Cetrel	Brazil	6,444	(6,444)
DAC	Brazil	1,155	(1,155)
		2,490,319	(1,960,367)	529,952

		Dec/2018
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compesation	Balance

Assets
Braskem S.A.	Brazil	2,183,332	(2,183,332)
Braskem Argentina	Argentina	11,337		11,337
Braskem Alemanha	Germany	11,251		11,251
Braskem Chile	Chile	308	(268)	40
Braskem Idesa	Mexico	980,762		980,762
Braskem México Serviços	Mexico	9,409		9,409
Cetrel	Brazil	26,478	(6,645)	19,833
DAC	Brazil	72,648	(1,122)	71,526
		3,295,525	(2,191,367)	1,104,158

Liabilities
Braskem S.A	Brazil	2,239,727	(2,183,332)	56,395
Braskem America	USA	268,513		268,513
Braskem Chile	Chile	268	(268)
Cetrel	Brazil	6,645	(6,645)
DAC	Brazil	1,122	(1,122)
		2,516,275	(2,191,367)	324,908

(c)             Realization of deferred income tax and social contribution

In the period ended March 31, 2019, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

21              Sundry provisions

The information on sundry provisions was presented in the 2018 annual financial statements of the Company, in Note 22.

	Consolidated		Parent company
	Mar/2019	Dec/2018	Mar/2019	Dec/2018
Provision for customers rebates	47,683	88,026	27,813	33,914
Provision for recovery of environmental damages	288,134	307,546	288,134	307,546
Other	33,097	28,970	3,852	3,871
Total	368,914	424,542	319,799	345,331

Current liabilities	135,337	191,536	111,462	137,424
Non-current liabilities	233,577	233,006	208,337	207,907
Total	368,914	424,542	319,799	345,331

22              Contingencies

22.1         Claims with probable loss and claims arising from business combinations with possible loss

The description of the main contingent liabilities of the Company was presented in the 2018 annual financial statements, in Note 23.1.

	Consolidated		Parent company
	Mar/2019	Dec/2018	Mar/2019	Dec/2018
Labor claims	190,058	177,751	185,938	173,249

Tax claims
Normal operations
IR and CSL	20,920	20,717	20,920	20,717
PIS and COFINS	157,863	156,796	157,863	156,796
ICMS	65,598	64,468	65,598	64,468
Other tax claims	23,479	23,237	19,872	18,991
	267,860	265,218	264,253	260,972

Business Combination
IR and CSL	1,500	1,500	1,500	1,500
PIS and COFINS	60,640	59,739	60,640	59,739
ICMS - interstate purchases	284,890	280,622	284,890	280,622
	347,030	341,861	347,030	341,861

Corporate claims	112,911	111,049	112,911	111,049

Civil claims and other	67,345	69,438	64,081	67,407

	985,204	965,317	974,213	954,538

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

22.2         Claims with possible losses

The description of the main claims with possible losses are presented in the financial statements for fiscal year 2018, in Note 23.2.

		Consolidated
	Mar/2019	Dec/2018

Tax claims	6,732,455	7,125,071
Labor claims	1,021,974	860,061
Civil claims	685,974	691,636
Other lawsuits	692,652	643,982
Total	9,133,055	9,320,750

22.3         Leniency Agreement

(a)        Global Settlement with authorities

In December 2016, the Company entered into a Leniency Agreement (“Agreement”) with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion at the time), which was officially ratified as follows:

1.      In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not require ratification to produce effect.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$1.9 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017;

5.      R$267,985 to the MPF, corresponding to the first of the six annual installments owed up to 2023, paid on January 30, 2018;

6.      CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, corresponding to the first of four annual installments owed up to 2021, paid on June 28, 2018; and

7.      R$278,034 to the MPF, related to the second of six annual installments due by 2023, paid on January 30, 2019.

The outstanding amount, of approximately R$1.2 billion, will be paid as follows:

1.    CHF48,195 to the Swiss Office of the Attorney General, corresponding to three outstanding annual installments of CHF16.065 due on September 30 of each year as from 2019;

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

2.    Approximately R$1 billion to the MPF, in four identical and successive annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2020. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

Braskem has been complying with its obligations provided for in the Global Settlement and collaborating with authorities.

23              Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2018 annual financial statements, in Note 25.

(a)             Capital

At March 31, 2019, the subscribed and paid-in capital of the Company was R$8,043,222, represented by 797,218,554 shares without par value, distributed as follows:

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			47,164,130	13.67			47,164,130	5.92
Other		12,907,077	2.86	141,706,547	41.06	500,230	100.00	155,113,854	19.46
Total		451,668,652	100.00	343,814,914	99.64	500,230	100.00	795,983,796	99.85
Treasury shares				1,234,758	0.36			1,234,758	0.15
Total		451,668,652	100.00	345,049,672	100.00	500,230	100.00	797,218,554	100.00

(i)                American Depositary Receipts traded on the New York Stock Exchange (USA).

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

(b)             Equity valuation adjustments – shareholders’ equity

	Consolidated
	Attributed to shareholders' interest
	Equity valuation adjustments		Other comprehensive income
	Goodwill in	Deemed cost	Fair value				Defined	Foreign
	acquisition of	and additional	adjustments of	Gain (loss)	Foreign		benefit	currency	Total
	subsidiary under	indexation of	trade accounts	on interest	sales	Fair value	plans actuarial	translation	Braskem	Non-controlling
	common control	PP&E	receivable	in subsidiary	hedge	of hedge	Gain (loss)	adjustment	shareholders'	interest in
	(i)	(ii)	(iii)	(i)	(iv)	(iv)	(v)	(vi)	interest	Braskem Idesa	Total

On December 31, 2017	(488,388)	178,893		(9,404)	(6,358,242)	(145,267)	(52,005)	1,220,533	(5,653,880)	(477,975)	(6,131,855)

Additional indexation
Realization by depreciation or write-off assets		(10,120)							(10,120)		(10,120)
Income tax and social contribution		3,441							3,441		3,441

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(365)							(365)		(365)
Income tax and social contribution		124							124		124

Fair value adjustments
Accounts receivable			(437)						(437)		(437)

Foreign sales hedge
Exchange rate					432,890	-			432,890	173,527	606,417
Transfer to result					282,553	-			282,553	11,734	294,287
Income tax and social contribution					(221,019)	-			(221,019)	(55,578)	(276,597)

Fair value of Cash flow hedge
Change in fair value						32,653			32,653	11,140	43,793
Transfer to result	-					9,921			9,921	6,284	16,205
Income tax and social contribution	-					(12,384)			(12,384)	(5,227)	(17,611)

Fair value of cash flow hedge from jointly-controlled (RPR)	-					686			686		686

Foreign currency translation adjustment	-					-		(108,006)	(108,006)	(62,589)	(170,595)

On March 31, 2018	(488,388)	171,973	(437)	(9,404)	(5,863,818)	(114,391)	(52,005)	1,112,527	(5,243,943)	(398,684)	(5,642,627)

On December 31, 2018	(488,388)	151,214	5,957	(9,469)	(7,626,515)	(257,508)	(53,574)	2,166,875	(6,111,408)	(565,902)	(6,677,310)

Additional indexation
Realization by depreciation or write-off assets		(10,120)							(10,120)		(10,120)
Income tax and social contribution		3,441							3,441		3,441

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(365)							(365)		(365)
Income tax and social contribution		124							124		124

Fair value adjustments
Accounts receivable			18			-			18		18

Foreign sales hedge
Exchange rate					(24,266)				(24,266)	39,986	15,720
Transfer to result					307,073				307,073	15,203	322,276
Income tax and social contribution					(89,531)				(89,531)	(16,557)	(106,088)

Fair value of Cash flow hedge
Change in fair value						32,608			32,608	(8,569)	24,039
Transfer to result						14,400			14,400	4,074	18,474
Income tax and social contribution						(16,522)			(16,522)	1,348	(15,174)

Fair value of cash flow hedge from jointly-controlled (RPR)	-					277			277		277

ILP PLan fair value
Change in fair value			2,815						2,815	41	2,856
Income tax and social contribution			(695)						(695)		(695)

Foreign currency translation adjustment								25,926	25,926	(18,502)	7,424

On March 31, 2019	(488,388)	144,294	8,095	(9,469)	(7,433,239)	(226,745)	(53,574)	2,192,801	(5,866,225)	(548,878)	(6,415,103)
(i)	Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii)	Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii)

For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.

(iv)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v)	Transfer to retained earnings when the extinction of the plan.
(vi)	Transfer to the income statement when write-off of subsidiary abroad.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

24              Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Mar/2019	Mar/2018

Profit for the year attributed to Company's shareholders
	1,027,572	1,053,591

Distribution of priority dividends attributable to:
Preferred shares class "A"	208,450	208,450
Preferred shares class "B"	303	303
	208,753	208,753

Distribution of 6% of unit price of common shares	273,840	273,840

Distribution of excess profits, by class:
Common shares	309,434	324,218
Preferred shares class "A"	235,545	246,780
	544,979	570,998

Reconciliation of income available for distribution, by class (numerator):
Common shares	583,274	598,058
Preferred shares class "A"	443,995	455,230
Preferred shares class "B"	303	303
	1,027,572	1,053,591

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,814,914	343,789,731
Preferred shares class "B"	500,230	550,597
	795,983,796	796,008,980

Profit per share (in R$)
Common shares	1.2914	1.3241
Preferred shares class "A"	1.2914	1.3242
Preferred shares class "B"	0.6057	0.5503

Share weighting - 2018

				Mar/2018
			Preferred shares
		Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of period	343,775,864	343,775,864	578,330	578,330

Conversion of preferred shares class "B" to "A"	39,000	13,867	(78,000)	(27,733)

Amount at the end of the period	343,814,864	343,789,731	500,330	550,597

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

25              Net revenues

	Consolidated		Parent company
	Mar/2019	Mar/2018	Mar/2019	Mar/2018
Sales revenue
Domestic market
Revenue	9,499,160	9,603,743	9,461,670	9,571,307
Rebates	(12,518)	(4,103)	(12,518)	(4,103)
	9,486,642	9,599,640	9,449,152	9,567,204
Foreign market
Revenue	5,977,094	5,973,466	2,433,695	2,175,127
Rebates	(1,036)	(11,803)	-	(1,654)
	5,976,058	5,961,663	2,433,695	2,173,473
	15,462,700	15,561,303	11,882,847	11,740,677

Sales and services deductions
Taxes
Domestic market	(2,424,667)	(2,446,918)	(2,420,130)	(2,440,888)
Foreign market	(7,019)	(9,864)	-	-
Sales returns
Domestic market	(27,840)	(46,289)	(27,840)	(46,289)
Foreign market	(25,221)	(29,432)	(1,237)	(2,227)

	(2,484,747)	(2,532,503)	(2,449,207)	(2,489,404)
Net sales and services revenue	12,977,953	13,028,800	9,433,640	9,251,273

26              Other net income (expenses)

	Note		Consolidated
		Mar/2019	Mar/2018

Bonus to employees		(121,892)	(87,259)
Allowance for judicial claims		(40,436)	(17,684)
Fine on supply contract of raw material, net	(i)	124,237	45,389
PIS and COFINS credits - exclusion of ICMS from the calculation basis	8(a)	1,191,140
Other		(27,700)	(12,845)
		1,125,349	(72,399)

(i)    The contractual penalty for failing to supply feedstock to the subsidiary Braskem Idesa is R$120,818.

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

27              Financial results

	Consolidated		Parent company
	Mar/2019	Mar/2018	Mar/2019	Mar/2018
Financial income
Interest income	185,071	90,337	143,493	77,665
Other	13,508	13,628	4,676	10,065
	198,579	103,965	148,169	87,730

Financial expenses
Interest expenses	(518,911)	(472,387)	(462,681)	(219,345)
Monetary variations on fiscal debts	(22,635)	(17,667)	(22,627)	(17,659)
Discounts granted	(25,621)	(34,846)	(24,926)	(34,786)
Loans transaction costs - amortization	(36,654)	(7,391)	(11,370)	(625)
Adjustment to present value - appropriation	(65,190)	(49,590)	(64,181)	(50,225)
Interest expense on leases	(26,817)		(17,801)
Other	(84,378)	(89,064)	(35,977)	(25,112)
	(780,206)	(670,945)	(639,563)	(347,752)

Exchange rate variations, net
On financial assets	(38,986)	37,048	17,196	59,682
On financial liabilities	(210,228)	42,937	(271,675)	(324,874)
	(249,214)	79,985	(254,479)	(265,192)

Total	(830,841)	(486,995)	(745,873)	(525,214)

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

28              Expenses by nature and function

	Consolidated		Parent company
	Mar/2019	Mar/2018	Mar/2019	Mar/2018

Classification by nature:
Raw materials other inputs	(9,179,482)	(8,499,210)	(7,175,059)	(6,621,082)
Personnel expenses	(637,105)	(566,895)	(457,875)	(427,681)
Outsourced services	(618,922)	(501,136)	(400,885)	(350,094)
Depreciation, amortization and depletion	(861,707)	(739,952)	(563,685)	(505,625)
Freights	(634,934)	(517,468)	(427,338)	(347,300)
Costs of idle industrial plants	(27,235)	(53,543)	(21,550)	(50,979)
Other income (expenses), net	993,034	(236,601)	987,238	(180,388)
Total	(10,966,351)	(11,114,805)	(8,059,154)	(8,483,149)

Classification by function:
Cost of products sold	(11,216,343)	(10,327,132)	(8,577,037)	(7,925,740)
Selling and distribution	(431,078)	(373,997)	(244,139)	(230,075)
(Loss) reversals for impairment of trade accounts receivable	(16,511)	6,479	(12,745)	6,564
General and administrative	(378,792)	(308,830)	(260,716)	(225,237)
Research and development	(48,976)	(38,926)	(27,573)	(25,679)
Other income (expenses), net	1,125,349	(72,399)	1,063,056	(82,982)
Total	(10,966,351)	(11,114,805)	(8,059,154)	(8,483,149)

Braskem S.A.

Notes to the consolidated and parent company
quarterly information at March 31, 2019
All amounts in thousands of reais, unless otherwise stated

29              Segment information

The information by segment was presented in the 2018 annual financial statements, in Note 32.

								Mar/2019
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity	income		Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net
Reporting segments
Chemicals	6,769,716	(6,302,691)	467,025	(249,252)	-	(10,947)		206,826
Vinyls	749,012	(717,429)	31,583	(44,203)	-	(7,574)		(20,194)
Polyolefins	5,377,395	(4,724,855)	652,540	(356,091)	-	(24,522)		271,927
USA and Europe	2,538,386	(2,120,173)	418,213	(170,145)	-	(21,680)		226,388
Mexico	806,349	(679,357)	126,992	(79,897)	-	111,802		158,897
Total	16,240,858	(14,544,505)	1,696,353	(899,588)	-	47,079		843,844

Other segments	72,404	(45,035)	27,369	(9,206)	-	(9,733)		8,430
Corporate unit	-	-	-	(17,740)	-	1,143,065	(i)	1,125,325

Braskem consolidated before eliminations and reclassifications	16,313,262	(14,589,540)	1,723,722	(926,534)	-	1,180,411		1,977,599

Eliminations and reclassifications	(3,335,309)	3,373,197	37,888	51,177	(3,378)	(55,062)		30,625

Total	12,977,953	(11,216,343)	1,761,610	(875,357)	(3,378)	1,125,349		2,008,224

								Mar/2018
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity	income		Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net
Reporting segments
Chemicals	6,720,540	(5,815,940)	904,600	(175,610)	-	(29,330)		699,660
Vinyls	657,290	(694,260)	(36,970)	(42,900)	-	(11,500)		(91,370)
Polyolefins	5,271,190	(4,446,950)	824,240	(307,340)	-	(25,160)		491,740
USA and Europe	2,671,450	(2,024,370)	647,080	(128,740)	-	(9,210)		509,130
Mexico	869,490	(477,150)	392,340	(61,890)	-	29,610		360,060
Total	16,189,960	(13,458,670)	2,731,290	(716,480)	-	(45,590)		1,969,220

Other segments	71,873	(38,323)	33,550	(5,346)	-	(384)		27,820
Corporate unit	-	-	-	(28,294)	42	(26,425)		(54,677)

Braskem consolidated before eliminations and reclassifications	16,261,833	(13,496,993)	2,764,840	(750,120)	42	(72,399)		1,942,363

Eliminations and reclassifications	(3,233,033)	3,169,861	(63,172)	34,846	-	-		(28,326)

Total	13,028,800	(10,327,132)	2,701,668	(715,274)	42	(72,399)		1,914,037

(i) Includes the amount of R$1,191,140 related to PIS and COFINS credits - exclusion of ICMS from the calculation basis (Note 8 (a)).

30              Subsequent events

(a)             In April 2019, the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office filed an action for provisional remedy on public-interest civil action seeking the freezing of Braskem's assets to ensure the payment of any environmental and collective damages the Company may be ordered to pay due to its mining activities carried out in the city of Maceió. The court’s preliminary decision determined the freezing of R$100 million in Braskem’s bank accounts, which already has been carried out.

Upon the presentation of appeals by both parties, the Court of the State of Alagoas, has accepted only the one presented by de State of Alagoas Public Prosecutors Office, determining the suspension of the deliberation regarding the distribution of dividends to the shareholders and the freeze of R$2.7 billion in case of disobedience.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.